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                       SECURITIES AND EXCHANGE COMMISSION



                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1



                            SUNSTAR HEALTHCARE, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   867939-10-0
             ------------------------------------------------------
                                 (CUSIP Number)


                                  July 16, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|   Rule 13d-1(b)
   |X|   Rule 13d-1(c)
   |_|   Rule 13d-1(d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

CUSIP No.    867939-10-0              13G      Page    2   of     5   Pages
          ---------------                           ------    -------


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      David A. Jesse
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                        (b)[X]


    3       SEC USE ONLY
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   58,333
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                            6      SHARED VOTING POWER

                                      474,330

                            7      SOLE DISPOSITIVE POWER

                                      58,333

                            8      SHARED DISPOSITIVE POWER

                                      474,330

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             532,663
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             17.9%
12     TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 pages

CUSIP No.   867939-10-0           13G               Page   3   of   5     Pages
          -------------                                  -----    -------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  SunStar Healthcare, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  300 International Drive, Suite 230, Heathrow, Florida 32746.

Item 2(a).        Name of Person Filing:

                  David A. Jesse

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o SunStar Healthcare, Inc., 300 International Drive, Suite 230, Heathrow, Florida 32746.

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value

Item 2(e).        CUSIP Number:

                  867939-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable


                                Page 3 of 5 pages

CUSIP No.    867939-10-0              13G               Page  4   of   5   Pages
          --------------                                     ----    -----

Item 4.           Ownership.  As of December 31, 1998:

                  (a) Amount beneficially owned: 532,663 shares of Common Stock. Includes 58,333 shares of Common Stock beneficially owned by Mr. Jesse subject to immediately exercisable stock options. Also includes 474,330 shares with respect to which Mr. Jesse has shared voting power pursuant to a voting agreement and irrevocable proxy dated July 16, 1998 among Mr. Jesse, Warren D. Stowell, President and CEO of the Issuer and certain investors in a private placement of Common Stock of the Issuer.

                  (b)      Percent of class:  17.9%

                  (c) Number of shares as to which such person has:

                        (i)    Sole  power  to  vote  or direct  the  vote:
                               58,333

                        (ii)   Shared power to vote or direct the vote: 474,330

                        (iii) Sole power to dispose or direct the disposition of: 58,333

                        (iv)   Shared   power  to  dispose  or  direct  the
                               disposition of:  474,330

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable


                                Page 4 of 5 pages

CUSIP No.     867939-10-0               13G       Page    5    of   5   Pages
          ---------------                               ----       ---


Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                                2/11/99
                                                         -----------------------
                                                                (Date)

                                                         /s/ David A. Jesse
                                                         -----------------------
                                                               (Signature)

                                                              David A. Jesse
                                                         -----------------------
                                                              (Name/Title)

                                Page 5 of 5 pages